Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 333-73454

This filing relates to a planned merger (the “Merger”) between Hewlett-Packard Company (“HP”) and Compaq Computer Corporation (“Compaq”) pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the “Merger Agreement”), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a letter sent by HP to HP shareowners.

Richard A. Hackborn
3000 Hanover Street
Palo Alto, CA 94303

March 8, 2002

Dear Fellow Shareowner,

As March 19 approaches, I’ve spent a lot of time thinking about the first time Hewlett-Packard introduced the laser printer in the early 1980s. If you remember, when it was introduced, the critics hated it. Internal executives at HP said, “this is not an HP way of doing business.” Some said, that we were not making a contribution, because we were totally dependent on an outside company to manufacture them. Others were concerned about the business model, because it was one they had never seen before.

Through it all, Bill and Dave would listen patiently, smile, nod, and then encourage us to proceed full-steam ahead. They absolutely loved the business. When I asked him why, Dave Packard told me that “if we had stopped every single time somebody told us that something wouldn’t succeed, we never would have made it out of the garage.”

I think about that story every time people ask me why I’m such a strong and enthusiastic supporter of the merger between Hewlett-Packard and Compaq. It’s in the best spirit of the imagination, daring, and determination that made this company such a treasure in the first place. I think it represents an historic opportunity for Hewlett-Packard to return to a place that we’ve been so many times before — leading an industry transformation, gaining crucial market share, and improving the value of our investment in HP. That’s why I’m writing to urge you to support this deal by returning the white proxy card today.

The one thing I’ve learned in my 40-year association with HP is that nobody is ever happy for very long working in an organization that’s not a market success. While we are strong in some areas of our business today, we are not strong enough across our entire business to make the investments necessary to position us as a market leader for the future. I’ve spent the past three years studying every possible option. I’ve come to the conclusion that merging with Compaq is the best way for us to reclaim a leadership role at the center of our industry, while strengthening our company across the board.

On March 19, you have an important choice. You can vote for the merger with Compaq, and preserve the legacy so many of us worked so hard to build. Or you can vote against progress, and send us back to the drawing board. Either way, we can be sure of one thing: our competitors are not going to wait around for us to decide. If we choose not to be competitive today, we might not get this chance again.

I’m immensely proud of all the people who worked to build this proud company. I am asking you to support this merger — not just for them, but for the next generation of employees who should have their own opportunity to realize their dreams and ambitions and contribute to this great legacy by continuing to build sustainable shareowner value.

Sincerely,

Dick Hackborn

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP’s Securities and Exchange Commission reports, including but not limited to HP’s annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP’s registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.